UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on FPSO for Parque das Baleias

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Rio de Janeiro, November 12, 2021 – Petróleo Brasileiro S.A. – Petrobras informs that it signed today a Letter of Intent with Yinson Production PTE Ltd. for the chartering and provision of FPSO services for the Parque das Baleias Integrated Project, to be installed in the Jubarte Field, located in the northern part of the Campos Basin.

The FPSO, which stands for floating production, storage and oil transfer unit, is scheduled to start production in the last quarter of 2024 and will be the new unit of the definitive system to be installed in the Jubarte field. The unit will have the capacity to process 100,000 barrels of oil and 5 million cubic meters of gas per day.

The charter and service contracts will have a duration of 22 years and 6 months, counted from the final acceptance of the unit.

The project foresees the interconnection of 17 wells to the FPSO, nine of them oil producers and eight water injectors, through a subsea infrastructure composed of flexible pipelines, electro-hydraulic umbilicals, and wet Christmas trees.

About the Parque das Baleias Integrated Project

The Parque das Baleias area is formed by the Jubarte, Baleia Anã, Cachalote, Caxaréu, Pirambú and Mangangá fields. The first field, Jubarte, was discovered in 2001. In 2019, Petrobras and the National Agency of Petroleum, Natural Gas and Biofuels (ANP) entered into an agreement on the extension of the concession term until 2056 of the new unified Jubarte field, which makes it feasible to implement the new production system of the Parque das Baleias Integrated Project, in addition to complementary projects in the area. Currently, four platforms are in operation: P-57, P-58, FPSO Cidade de Anchieta, and FPSO Capixaba, the latter scheduled to be in operation only until 2022.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer